Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Condensed Interim Financial Statements

Three Months Ended April 30, 2015

(Unaudited)

Notice to Reader

The accompanying unaudited condensed interim financial statements of Royal Standard Minerals Inc. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim financial statements have not been reviewed by the Company's auditors.

Royal Standard Minerals Inc.
Condensed Interim Statements of Financial Position
(Expressed in United States Dollars)
(Unaudited)

	As at	As at
	April 30,	January 31,
	2015	2015

ASSETS

Current
Cash and cash equivalents	$3,168	$4,035
Sundry receivables and prepaid (Note 3)	4,801	1,994
Total assets	$7,969	$6,029

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Liabilities
Current
Accounts payable and accrued liabilities (Note 4)	$54,627	$53,794
Notes payable (Notes 5 and 9)	27,788	15,282
Total liabilities	82,415	69,076
Shareholders' Deficiency
Share capital (Note 6(b))	28,273,230	28,273,230
Reserves	10,900,438	10,900,438
Accumulated deficit	(39,258,881)	(39,250,301)
Accumulated other comprehensive income	10,767	13,586
Total shareholders' deficiency	(74,446)	(63,047)
Total liabilities and shareholders' deficiency	$7,969	$6,029

The Company and Operations and Going Concern (Note 1)

Approved by the Board:

"Carmelo Marrelli"	"George Duguay"
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

Royal Standard Minerals Inc.
Condensed Interim Statements of Operations
(Expressed in United States Dollars)
(Unaudited)

Three Months Ended April 30,	2015	2014

Expenses
General and administrative (Note 10)	$8,580	$28,939

Net loss for the period	$(8,580)	$(28,939)

Basic loss per share (Note 8)	$(0.00)	$(0.00)
Diluted loss per share (Note 8)	$(0.00)	$(0.00)

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

Royal Standard Minerals Inc.
Condensed Interim Statements of Comprehensive Loss
(Expressed in United States Dollars)
(Unaudited)

Three Months Ended April 30,	2015	2014

Net loss for the period	$(8,580)	$(28,939)

Other comprehensive income (loss) Item that will not be reclassified subsequently to loss Foreign currency translation	(2,819)	407

Comprehensive loss for the period	$(11,399)	$(28,532)

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

Royal Standard Minerals Inc.
Condensed Interim Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)
(Unaudited)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income	Total

Balance, January 31, 2014	$28,273,230	$10,900,438	$(39,193,127)	$5,902	$(13,557)
Foreign currency translation	-	-	-	407	407
Net loss for the period	-	-	(28,939)	-	(28,939)

Balance, April 30, 2014	$28,273,230	$10,900,438	$(39,222,066)	$6,309	$(42,089)

Balance, January 31, 2015	$28,273,230	$10,900,438	$(39,250,301)	$13,586	$(63,047)
Foreign currency translation	-	-	-	(2,819)	(2,819)
Net loss for the period	-	-	(8,580)	-	(8,580)

Balance, April 30, 2015	$28,273,230	$10,900,438	$(39,258,881)	$10,767	$(74,446)

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

Royal Standard Minerals Inc.
Condensed Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited)

Three Months Ended April 30,	2015	2014

Operating activities
Net loss for the period	$(8,580)	$(28,939)
Operating items not involving cash: Foreign exchange	(2,819)	407
Changes in non-cash working capital: Sundry receivables and prepaid	(2,807)	4,692
Accounts payable and accrued liabilities	833	17,247

Cash used in operating activities	(13,373)	(6,593)

Financing activities Notes payable	12,506	-

Cash provided by financing activities	12,506	-

Change in cash and cash equivalents	(867)	(6,593)
Cash and cash equivalents, beginning of period	4,035	16,807

Cash and cash equivalents, end of period	$3,168	$10,214

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Financial Statements
(Expressed in United States Dollars)
April 30, 2015
(Unaudited)

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders. The Company was previously engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America but has disposed of these interests. The Company is continued under the Canada Business Corporations Act and its common shares are quoted in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5, Canada.

These unaudited condensed interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had a loss of $8,580 during the three months ended April 30, 2015 (three months ended April 30, 2014 - loss of $28,939) and has an accumulated deficit of $39,258,881 (January 31, 2015 - $39,250,301). In addition, the Company has a working capital deficiency of $74,446 at April 30, 2015 (January 31, 2015 - $63,047).

There is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. These unaudited condensed interim financial statements do not reflect the adjustments, to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

2.	Significant Accounting Policies

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by the IFRIC.

Royal Standard Minerals Inc.
Notes to Condensed Interim Financial Statements
(Expressed in United States Dollars)
April 30, 2015
(Unaudited)

2.	Significant Accounting Policies (continued)

Statement of compliance (continued)

The policies applied in these unaudited condensed interim financial statements are based on IFRS issued and outstanding as of June 29, 2015. The same accounting policies and methods of computation are followed in these unaudited condensed interim financial statements as compared with the most recent annual financial statements as at and for the year ended January 31, 2015, except as noted below. Any subsequent changes to IFRS that are given effect in the Company’s annual audited financial statements for the year ending January 31, 2016 could result in restatement of these unaudited condensed interim financial statements.

Adoption of new accounting standards

The amendments to IAS 24, issued in December 2013, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014. At February 1, 2015, the Company adopted this pronouncement and there was no material effect on its unaudited condensed interim financial statements.

New standards not yet adopted and interpretations issued but not yet effective

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company is in the process of assessing the impact of this pronouncement.

3.	Sundry Receivables and Prepaid

	As at	As at
	April 30,	January 31,
	2015	2015

Sales tax receivables	$2,447	$1,994
Prepaid expenses	2,354	-

	$4,801	$1,994

Royal Standard Minerals Inc.
Notes to Condensed Interim Financial Statements
(Expressed in United States Dollars)
April 30, 2015
(Unaudited)

4.	Accounts Payable and Accrued Liabilities

	As at	As at
	April 30,	January 31,
	2015	2015

Trade payables	$24,222	$27,609
Accrued liabilities	30,405	26,185

	$54,627	$53,794

5.	Notes Payable

(i) On September 30, 2014, December 12, 2014, January 31, 2015 and March 31, 2015, the Company entered into promissory note arrangements for the purposes of covering accounting fees, whereby the Company borrowed CDN $13,452, CDN $3,912, CDN $1,870, and CDN$2,002 respectively, from C. Marrelli Services Limited (together the "Notes"). C. Marrelli Services Limited controls 278,960,559 common shares of the Company and is 100% owned by Carmelo Marrelli. The Notes are unsecured, bear interest at a rate of 2% per annum and are due on demand.

(ii) On February 12, 2015, the Company obtained separate promissory notes of CDN$4,000 from each of George Duguay, C. Marrelli Services Inc. and Lonnie Kirsh, for total promissory notes of CDN$12,000. These notes are unsecured, bear interest at an annual rate at 2% and are due on demand.

6.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, each without par value.

(b) Issued

	Shares	Amount

Balance, January 31, 2014, April 30, 2014, January 31, 2015 and April 30, 2015	920,835,502	$28,273,230

7.	Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

Royal Standard Minerals Inc.
Notes to Condensed Interim Financial Statements
(Expressed in United States Dollars)
April 30, 2015
(Unaudited)

7.	Stock Options (continued)

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. Options granted may be subject to vesting restrictions in the discretion of the board.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the three months ended April 30, 2015 and 2014:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2014	2,350,000	$0.25
Forfeited	(2,200,000)	$0.26
Balance, April 30, 2014	150,000	$0.10

Balance, January 31, 2015 and April 30, 2015	-	$-

8.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended
	April 30,
	2015	2014
Numerator: Loss for the period	$(8,580)	$(28,939)

Denominator:
Weighted average number of common shares outstanding for basic loss per share	920,835,502	920,835,502
Weighted average number of common shares outstanding for diluted loss	920,835,502	920,835,502
Basic loss per share	$(0.00)	$(0.00)
Diluted loss per share	$(0.00)	$(0.00)

Royal Standard Minerals Inc.
Notes to Condensed Interim Financial Statements
(Expressed in United States Dollars)
April 30, 2015
(Unaudited)

9.	Related Party Transactions and Balances

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("Marrelli Support"), a firm providing accounting services. Marrelli Support's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Limited. Fees for services provided by Marrelli Support totaled $5,227, for the three months ended April 30, 2015 (three months ended April 30, 2014 - $4,072). As at April 30, 2015, Marrelli Support was owed $6,115 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $1,967).

During the three months ended April 30, 2015, the Company incurred fees totaling $nil, (three months ended April 30, 2014 - $nil) for filing services received from DSA Filing Services ("DSA"). Carmelo Marrelli is an officer and shareholder of DSA. As at April 30, 2015, DSA was owed $390 and this amount was included in accounts payable and accrued liabilities (January 31, 2015 - $370).

At April 30, 2015, notes payable of $27,788 (January 31, 2015 - $15,282) is made up of $21,156 (January 31, 2015 - $15,282) owed to C. Marrelli Services Limited, $3,316 (January 31, 2015 - $nil) owed to Lonnie Kirsh, the Chief Executive Officer ("CEO") of the Company and $3,316 (January 31, 2015 - $nil) owed to George Duguay, a director and shareholder of the Company. The notes payable are unsecured, bear interest at 2% per annum and are due on demand (note 5). The interest expense pertaining to the notes payable for the three months ended April 30, 2015 is $77 (three months ended April 30, 2014 - $nil).

During the three months ended April 30, 2015, the Company incurred fees totaling $476 (three months ended April 30, 2014 - $15,791) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and CEO of the Company. An amount of $18,874 is included in accounts payable and accrued liabilities at April 30, 2015 (January 31, 2015 - $17,446).

During the three months ended April 30, 2015, the Company incurred fees totaling $1,202 (three months ended April 30, 2014 - $nil) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $4,973 is included in accounts payable and accrued liabilities at April 30, 2015 (January 31, 2015 - $3,540).

To the knowledge of the directors and senior officers of the Company, as at April 30, 2015, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

		Percentage of
	Number of	outstanding
Major Shareholder	common shares	common shares

Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Limited	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

Royal Standard Minerals Inc.
Notes to Condensed Interim Financial Statements
(Expressed in United States Dollars)
April 30, 2015
(Unaudited)

10.	General and Administrative

Three Months Ended April 30,	2015	2014
Corporate development	$726	$679
Office and general	164	722
Professional fees (Note 9)	6,488	27,500
Travel	-	38
Consulting fees (Note 9)	1,202	-
	$8,580	$28,939

11.	Segmented Information

The Company's operations comprise a single reporting segment which is currently inactive. As the operations comprise a single reporting segment, amounts disclosed in the unaudited condensed interim financial statements also represent segment amounts.